DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

May 22, 2024

VIA EDGAR
==========
Alberto H. Zapata
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Beacon Pointe Multi-Alternative Fund; File Nos. 333-276064 and 811-23921

Dear Mr. Zapata,

On December 15, 2023, Beacon Pointe Multi-Alternative Fund (the “Fund” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-2 (the “Registration Statement”). On January 16, 2024, you provided written comments regarding the Registration Statement (the “Letter”). On April 25, 2024, the Registrant filed pre-effective amendment 1 to the Registration Statement (the “Amendment”) to address your comments in the Letter. On May 6, 2024, Brian Szilagyi provided oral accounting comments on the Amendment. On May 15, 2024, you provided oral comments on the Amendment. Please find below your comments and the accounting comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

Comment 1. In “Principal Investment Strategies”, in the first paragraph, please qualify the statement “references to the investments of the Underlying Funds described below also describe the possible Co-Investments” with “as applicable” or “as context requires.”

Response. The Registrant has revised the disclosure as requested.

Comment 2. In “Principal Investment Strategies”, in the first paragraph, it mentions investments in various geographic markets. Please provide further clarification regarding what is meant by various geographic markets. Specifically, whether the Fund will invest in foreign underlying funds or if underlying fund investments will include foreign issuers. Please also disclose if the fund intends to focus on any particular region or regions when commence operations.

Response. The Registrant has further clarified that the investments in various security types, asset classes, and geographic areas is through its investment in Underlying Funds, not the underlying Funds themselves. The Registrant has added disclosure noting the Fund does not intend to focus on any particular geographic region.

Comment 3. In “Use of Proceeds”, please add further disclosure pursuant to Item 7(2) of Form N-2 and guide 1 to Form N-2.

Response. The existing disclosure already, in accordance with Item 7(2) of Form N-2, addresses (i) how long it is expected to take to fully invest net proceeds in accordance with the Registrant’s investment objectives and policies, (ii) does not include the reasons for any anticipated lengthy delay in investing the net proceeds because it is not applicable, and (iii) the consequences of any delay. The Registrant as add “which would be in less than three months after receipt” after “as soon as practicable after receipt” to further clarify the time frame for investment per Guide 1 to Form N-2 for the avoidance of doubt.

Comment 4. In Item 9, please clarify in the disclosure whether the various investment types will be through the Underlying Funds or if the Fund will invest in these directly. Please also clarify if the Co-Investments may include investments in these investment types.

Response. The Registrant has revised the disclosure as requested.

Comment 5. In “Other Information Regarding Investment Strategy”, please clarify what is meant by “other cases” in the third sentence.

Response. The Registrant has revised the disclosure to remove the reference to “other cases”.

Comment 6. In “Risk Factors – Foreign and Emerging Markets Risk” and “Risk Factors – Derivatives Risk”, please clarify in the risk disclosure if investments references are to be made by the Fund directly or through Underlying Funds.

Response. The risk disclosure for foreign and emerging markets already clearly states in multiple places that the investments would be made by the Underlying Funds. The Registrant has revised the disclosure as requested for derivates risk in the one place that inadvertently referenced the Fund instead of Underlying Funds as it does throughout the rest of the risk disclosure.

Follow up Comments to the Letter

Comment 7. Your response to comment 5(a) was “The Adviser has confirmed to the Registrant that investments in the pooled investment vehicles listed above are not a principal investment strategy of the Fund. The Registrant also disagrees with the inclusion of pooled investment vehicles that rely on the exclusions from the definition of investment company in section 3(c)(5) in the comment above, and it is inconsistent with prior positions taken by the SEC’s staff.”

If it is not a principal strategy of the Fund to invest in funds that are exempt from registration pursuant to Section 3(c)(1), 3(c)(7), and 3(c)(5) of the 1940 Act, then please explain which exclusions underlying funds would be relying on. Please clarify in your response the types of private funds in which the Fund will invest, if any. If the Fund will invest in any 3(c)(1) or 3(c)(7) funds, then the Staff would expect disclosure saying that such investments will be limited to 15% of the Fund.

Response. The Fund will primarily invest in other registered closed-end interval funds. Investments in fund relying on the exemptions under 3(c)(1) or 3(c)(7) are not a principal strategy, so the Fund has not included the 15% limitation in the disclosure as it could be misleading to investors with respect to the amount expected to be invested in those vehicles.

Comment 8. Your response to comment 5(c) was “The Underlying Funds could include both interval funds that are offered to accredited investors only as well as publicly registered closed-end interval funds that are not so limited. The Registrant also disagrees with the staff’s note that registered interval funds do not typically invest in such investments (and if they do, would provide only limited exposure to such investments) as there are many publicly registered closed-end interval funds that invest in the types of investments enumerated above without limitation and without any accreditation standard.”

Please supplementally provide the Staff with examples of funds referenced in your response that invest in excess of 15% the types of investments noted.

Response. Some examples include StepStone Private Infrastructure Fund, Bluerock Total Income plus Real Estate Fund, Versus Cap Multi-Manager Real Estate Income Fund, Goldman Sachs Real Estate Diversified Income Fund, and Principal Real Asset Fund.

Comment 9. Your response to comment 5(e) was “Any credit facility entered into by the Fund would not be in place before effectiveness of the Registration Statement.”

Please confirm supplementally that any credit facility will be filed as exhibit in the future once obtained.

Response. The Registrant so confirms.

Accounting Comments

Comment 10. In the Fee Table, add line for dividend reinvestment plan fees after the management fee line and add fn re the basis on which such fees are imposed.

Response. The Registrant has added the line item under sales load as set forth in Form N-2. The Registrant has not added a footnote as there are no such fees.

Comment 11. In the Fee Table, in the caption for Annual Expenses (as a percentage of net assets attributable to shares), add “Class I” before shares.

Response. The Registrant has revised the disclosure as requested.

Comment 12. In the Fee Table, add a line item for interest on borrowed funds if applicable.

Response. The Registrant has not added the line item because there isn’t applicable but will add it in the future if it becomes applicable.

Comment 13. Please supplementally confirm if offering costs are included in other expenses line item.

Response. The Registrant confirms that offering costs are included in the other expenses line item.

Comment 14. In the expense example, in the last lead in paragraph, it references a two year term, but the term reference in footnote 3 to the fee table says the term ends on 5/31/2. Please reconcile the time frames and revise the introductory paragraph or example numbers as needed as the numbers presented are for a two year term.

Response. The Registrant has revised the expiration date of the expense limitation agreement to reference May 31, 2026, which is in two years.

SAI

Comment 15. In the financial statements, in the Statement of Assets and Liabilities, please replace “Unlimited number of shares $0 Par Value” with “(unlimited shares authorized: no par value)”.

Response. The Registrant has made the revision requested.

Part C

Comment 16. In the audit consent filed with the Amendment, the incorrect pre-effective amendment number is referenced in once place. Please confirm the correct one will be referenced in the next filing.

Response. The Registrant so confirms.

* * *

If you have any questions or comments, please contact the undersigned at 404-736-7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle